General Statement of Acquisition of GEHL Shares by John Buhler
Opening Balance      Date          Bought   Sold   Cost   Closing Balance
306,250
                     May 22, 2003   2000    0      9.00   308,250
                     May 22, 2003   4000    0      8.60   312,250
                     May 23, 2003   4000    0      8.60   316,250
                     May 27, 2003  13700    0      8.60   329,950
                     May 28, 2003    550    0      8.80   330,500
                     May 28, 2003    500    0      8.79   331,000
                     May 28, 2003    950    0      8.78   331,950
                     May 28, 2003   2000    0      8.75   333,950
